As filed with the Securities and Exchange Commission on August 26, 2011

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 18)

Equity One, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

294752100

(CUSIP Number)

Mark Schonberger, Esq.
Goodwin Procter LLP
620 Eighth Avenue
New York, New York 10018-1405
(212) 813-8842

 (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

August 18, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294752100

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Chaim Katzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 882,186 (1) (2)
	8	SHARED VOTING POWER 51,982,296
	9	SOLE DISPOSITIVE POWER 882,186
	10	SHARED DISPOSITIVE POWER 51,982,296
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,864,482
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.1%
14		TYPE OF REPORTING PERSON IN
(1) See Explanatory Note for Item 5.
(2) All Shareholdings throughout this filing have been rounded to the nearest whole number of shares.

CUSIP No. 294752100

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gazit-Globe Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,795,260
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 51,795,260
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,795,259.717
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 294752100

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON M G N (USA) INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,515,190
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,515,190
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,515,189.717
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.7%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 294752100

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAZIT (1995), INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,812,311.838
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,812,311.838
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,812,311.838
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 294752100

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gazit First Generation LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,812,311.838
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,812,311.838
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,812,311.838
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 294752100

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MGN America, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,774,743.413
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,774,743.413
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,774,743.413
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 294752100

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gazit Maple, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,280,070
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,280,070
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,280,070
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 294752100

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gazit America, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,280,070
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,280,070
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,280,070
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 294752100

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Silver Maple (2001), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,893,213
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,893,213
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,893,213
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 294752100

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ficus, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,386,857
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,386,857
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,386,857
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 294752100

Explanatory Note:  This Amendment No. 18 (this “Amendment”) to the Schedule 13D of Chaim Katzman, Gazit-Globe Ltd. (“Gazit”), M G N (USA) INC. (“MGN”), GAZIT (1995), INC. (“1995”), Gazit First Generation LLC (“First Generation”), MGN America, LLC (“MGN-A”), Gazit Maple, Inc. (“GMI”), Gazit America, Inc. (“GAA”), Silver Maple (2001), Inc. (“Silver Maple”) and Ficus, Inc. (“Ficus”) (collectively, the “Gazit Group,” “we,” “us” or the “Reporting Persons”) filed on October 10, 2001 (the “Initial 13D”) relates to the Common Stock, par value $0.01 each (“Shares”) of Equity One, Inc., a Maryland corporation (the “Issuer” or “Equity One”). The Initial 13D, together with Amendment No. 1 to the Initial 13D, filed February 26, 2003, Amendment No. 2 to the Initial 13D, filed July 31, 2007, Amendment No. 3 to the Initial 13D, filed August 8, 2007, Amendment No. 4 to the Initial 13D, filed January 18, 2008, Amendment No. 5 to the Initial 13D, filed July 8, 2008, Amendment No. 6 to the Initial 13D, filed October 14, 2008, Amendment No. 7 to the Initial 13D, filed October 24, 2008, Amendment No. 8 to the Initial 13D, filed November 4, 2008, Amendment No. 9 to the Initial 13D, filed November 13, 2008, Amendment No. 10 to the Initial 13D, filed April 24, 2009, Amendment No. 11 to the Initial 13D, filed August 14, 2009, Amendment No. 12 to the Initial 13D, filed March 29, 2010, Amendment No. 13 to the Initial 13D, filed June 7, 2010, Amendment No. 14 to the Initial 13D, filed December 23, 2010, Amendment No. 15 to the Initial 13D, filed on January 18, 2011, Amendment No. 16 to the Initial 13D, filed on April 4, 2011, Amendment No. 17 to the Initial 13D, filed on June 2, 2011 and this Amendment No. 18 shall be collectively referred to herein as the “Schedule 13D.”

This Amendment No. 18 reflects the following changes:

•	Acquisition of 1,584,282 Shares by MGN-A since June 2, 2011 pursuant to a 10b5-1 trading plan (the “10b5-1 Purchases”).

•
Transfer of 3,165,511.161 Shares from MGN and 7,646,801.057 Shares from 1995 to First Generation, a newly created entity, in order to reposition shares to be pledged as security for a loan from a financial institution to certain members of the Gazit Group.

Item 2.    Identity and Background

Item 2 is amended and restated in its entirety as follows:

This Schedule 13D is filed by the Reporting Persons set forth in the table below pursuant to Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 294752100

The following table sets forth the name, address and citizenship for each of the Reporting Persons:

Reporting Person	Address	Citizenship/ Place of Organization
Chaim Katzman	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	United States/Israel
Gazit-Globe Ltd. (“Gazit”)	One Hashalom Road Tel Aviv, 67892 Israel	Israel
M G N (USA) INC. (“MGN”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Nevada
GAZIT (1995), INC. (“1995”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Nevada
Gazit First Generation LLC (“First Generation”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Delaware
MGN America, LLC (“MGN-A”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Delaware
Gazit Maple, Inc. (“GMI”)	109 Atlantic Ave., Ste 303 Toronto, ON M6K 1X4 Canada	Ontario, Canada
Gazit America, Inc. (“GAA”)	109 Atlantic Ave., Ste 303 Toronto, ON M6K 1X4 Canada	Ontario, Canada
Silver Maple (2001), Inc. (“Silver Maple”)	109 Atlantic Ave., Ste 303 Toronto, ON M6K 1X4 Canada	Nevada
Ficus, Inc. (“Ficus”)	109 Atlantic Ave., Ste 303 Toronto, ON M6K 1X4 Canada	Delaware

The principal business of each of the Reporting Persons is set forth in the following table:

Reporting Person	Principal Business
Chaim Katzman	Chaim Katzman is the President and Chairman of the Board of Norstar Holdings Inc. and Gazit, and Chairman of the Board of the Issuer.
Gazit-Globe Ltd. (“Gazit”)
Gazit is a real estate investment company that trades on the Tel Aviv Stock Exchange (TASE) as part of the TA-25 under the ticker symbol “GLOB”.  Gazit is engaged, directly and through subsidiaries and affiliates, in the acquisition, development and management of properties in North America, Europe, Brazil and Israel, including shopping centers, senior living communities and medical office buildings.

M G N (USA) INC. (“MGN”)
MGN is engaged in the acquisition, development and management of income producing properties in the United States and Brazil, including senior living communities and medical office buildings.  MGN acts to identify and capitalize on business opportunities in its existing sectors and/or in fields that relate to its activity in its geographic areas of operations and in other areas. MGN is a wholly-owned subsidiary of Gazit.

GAZIT (1995), INC. (“1995”)	1995 invests in real estate related businesses, including the businesses of its affiliates and those of unrelated public companies. 1995 is a wholly-owned subsidiary of Gazit.
Gazit First Generation LLC (“First Generation”)	First Generation invests in real estate related businesses, limited only to the businesses of its affiliates in United States. First Generation is a wholly owned subsidiary of 1995.
MGN America, LLC (“MGN-A”)	MGN-A invests in real estate related businesses, including the businesses of its affiliates. MGN-A is a wholly-owned subsidiary of Gazit.
Gazit Maple, Inc. (“GMI”)
GMI is engaged in the acquisition, development and management of income producing properties in the Canada, including medical office buildings.  GMI acts to identify and capitalize on business opportunities in its existing sectors and/or in fields that relate to its activity in its geographic areas of operations and in other areas.  GMI is a wholly owned subsidiary of Gazit.

Gazit America, Inc. (“GAA”)	GAA invests in real estate related businesses, including the businesses of its affiliates and those of unrelated public companies. GAA is a wholly owned subsidiary of GMI.
Silver Maple (2001), Inc. (“Silver Maple”)	Silver Maple is engaged in the business of acquiring, renovating, developing and managing real estate projects, both directly and indirectly. Silver Maple is a wholly owned subsidiary of GAA.
Ficus, Inc. (“Ficus”)	Ficus is engaged in the business of acquiring, renovating, developing and managing real estate projects, both directly and indirectly. Ficus is a wholly owned subsidiary of GAA.

CUSIP No. 294752100

The information required by Instruction C to Schedule 13D with respect to (a) the executive officers and directors of the Reporting Persons, (b) each person controlling the Reporting Persons and (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Persons (collectively, the “Covered Persons”), is set forth below

Covered Persons with Respect to Gazit

Name, Position with Gazit & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Chaim Kaztman, Chairman of the Board of Directors 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Chairman of the Board of Gazit	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	US/Israel
Arie Mientkavich, Deputy Chairman of the Board of Directors 14 Bezalel Street, Jerusalem, Israel	Deputy Chairman of the Board of Gazit	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Israel
Dori Segal, Executive Vice Chairman of the Board of Directors 85 Hanna Avenue, Ste, 400 Toronto, Ontario M6K, Canada	Chief Executive Officer	First Capital Realty 85 Hanna Avenue, Ste, 400 Toronto, Ontario M6K, Canada	US/Israel
Yair Orgler, Director 19 Ya’akov Zerubavel Street, Tel Baruch, Tel-Aviv, Israel	Professor Emeritus of the Management Faculty, Tel-Aviv University	Tel-Aviv University Department of Finance The Leon Recanati Graduate School of Business Administration Box 39010 Ramat Aviv, Tel Aviv 69978 Israel	Israel
Michael Chaim Ben-Dor Director 14 Nili Street, Jerusalem, Israel	Corporate Consultant	Chaim Ben-Dor 14 Nili Street, Jerusalem, Israel	Israel
Shay Pilpel, Director 8 Ben Haim Street, Ramat Hasharon	Chief Executive Officer	Wexford Capital Israel Ltd. c/o Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel

CUSIP No. 294752100

Eliahu Shahar, Director 5/12 Maurizio Vitale Street, Tel-Aviv, Israel	Chief Executive Officer	A.D.M. Economic Institute Ltd. c/o Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel
Noga Knaz, Director 6 Sasha Argov Street, Tel-Aviv, Israel	General Manager	Rosario Capital Ltd. 2 Weitzman St., Amot Investment Tower Tel Aviv, Israel 64239	Israel
Aharon Soffer, President Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	President, Gazit	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel
Gadi Cunia, Executive Vice President and Chief Financial Officer Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Executive Vice President and Chief Financial Officer, Gazit	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel
Eran Ballan, Executive Vice President and General Counsel Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Executive Vice President and General Counsel, Gazit	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel
Varda Zuntz, Corporate Secretary Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Corporate Secretary, Gazit	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel
Romano Vaisenberger, Vice President and Controller Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Vice President and Controller, Gazit	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel

CUSIP No. 294752100

Gazit is traded on the Tel Aviv Stock Exchange (TASE) under the ticker symbol “GLOB”.  Approximately 59% of Gazit’s ordinary shares (the “Ordinary Shares”) are owned directly or indirectly by Norstar Holdings Inc. (“Norstar”), a publicly traded company listed on the Tel Aviv Stock Exchange under the ticker “NSTR”.  Chaim Katzman, Chairman of the Board of Directors of Gazit, controls a majority of ordinary shares of Norstar and is Chairman of the Board of Norstar.  In addition, Mr. Katzman beneficially owns approximately 0.9% of the Ordinary Shares directly.  Accordingly, even though Gazit’s board of directors includes a majority of independent directors, Mr. Katzman may be deemed to control Gazit.  The public stockholders of Gazit own approximately 36% of the Ordinary Shares.

The name, residence or business address, present principal occupation and the name and address of any corporation or organization in which such employment is conducted and the citizenship of each of the executive officers and directors of Norstar are set forth below.

Covered Persons with Respect to Norstar Inc.

Name, Position with Norstar & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Chaim Katzman, Chairman of the Board of Directors c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Chairman of the Board of Gazit	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	USA, Israel
Shulamit Rozen-Katzman MD; Deputy Chair of the Board of Directors c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Medical Doctor	Shulamit Rozen-Katzman MD c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	USA, Israel
Dori Segal Chief Executive Officer c/o First Capital Realty 85 Hanna Avenue, Ste, 400 Toronto, Ontario M6K, Canada	Chief Executive Officer	First Capital Realty 85 Hanna Avenue, Ste, 400 Toronto, Ontario M6K, Canada	USA, Israel
Juda Erlich; Director; 18, Herzfeld Street, Kiryat Ono, Israel	Independent Accountant	Juda Erlich 18, Herzfeld Street, Kiryat Ono, Israel	Israel
Itschak Friedman; Director	CEO, Starlims Technologies Corporation	Starlims Technologies Corporation 4000 Hollywood Blvd., Ste. 333 South Hollywood, FL 33021	USA, Israel
Shmuel Messenberg; Director; 15 Hefetz Mordechai Street, Petach Tikva, Israel	Business Consultant	Shmuel Messenberg 15 Hefetz Mordechai Street, Petach Tikva, Israel	Israel
Aviad (Adi) Armoni; Director; 19 Yehuda Hanasi Street, Tel Aviv, Israel	Dean of the Business School at The College of Management Academic Studies; Head of Graduate School of Business; Chairman, founder and owner of KBIS Ltd.;	A. Bina Consultancy and Management Ltd. 19 Yehuda Hanasi Street, Tel Aviv, Israel	Israel
Gil Kotler; Controller c/o Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Controller, Norstar	c/o Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel
Varda Zuntz; Company Secretary c/o Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Corporate Secretary, Gazit	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel

CUSIP No. 294752100

Covered Persons with Respect to MGN, 1995, MGN-A and First Generation

Name, Position with MGN, 1995, MGN-A, and First Generation & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Chaim Katzman,* President and Director
Dori Segal,* Vice President and Director
Gil Kotler,** Chief Strategy Officer
Sean Kanov, Controller, Secretary c/o Gazit Group, USA 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Executive Vice President and Chief Financial Officer	Gazit Group, USA 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	USA
*See information provided for Covered Persons with Respect to Gazit, above.

** See information provided for Covered Persons with Respect to Norstar, above.

CUSIP No. 294752100

Covered Persons with Respect to GMI

Name, Position with GMI & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Dori Segal,* President and Chairman of the Board of Directors
Alexandra Correia, Secretary and Director First Capital Realty 85 Hanna Avenue, Ste. 400 Toronto, Ontario M6K, Canada	Corporate Administrator	First Capital Realty 85 Hanna Avenue, Ste, 400 Toronto, Ontario M6K, Canada	Canada
Chaim Katzman,* Director
Aharon Soffer,* Director
*See information provided for Covered Persons with Respect to Gazit, above.

Covered Persons with Respect to GAA

Name, Position with GAA & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Dori Segal,* Chairman of the Board of Directors
Aharon Soffer,* Vice Chairman of the Board of Directors
Gail Mifsud, Chief Executive Officer Gazit America Inc. 109 Atlantic Avenue, Suite 303 Toronto, ON M6K 1X4	Chief Executive Officer, GAA	Gazit America Inc. 109 Atlantic Avenue, Suite 303 Toronto, ON M6K 1X4	Canada
Lenis W. Quan, Chief Financial Officer Gazit America Inc. 109 Atlantic Avenue, Suite 303 Toronto, ON M6K 1X4	Chief Financial Officer, GAA	Gazit America Inc. 109 Atlantic Avenue, Suite 303 Toronto, ON M6K 1X4	Canada
Gary M. Goodman, Director c/o Gazit America Inc. 109 Atlantic Avenue, Suite 303 Toronto, ON M6K 1X4	Executive Vice-President	Reichmann International Development Corporation and of International Property Corporation 2 First Canadian Place, Suite 2800 Toronto, ON M5X 1B5 Canada	Canada
Lewis Reford, Director c/o Gazit America Inc. 109 Atlantic Avenue, Suite 303 Toronto, ON M6K 1X4	Director	McArthur & Associates c/o Gazit America Inc. 109 Atlantic Avenue, Suite 303 Toronto, ON M6K 1X4	Canada
Gary M. Samuel, Director c/o Gazit America Inc. 109 Atlantic Avenue, Suite 303 Toronto, ON M6K 1X4	Partner	Crown Realty Partners 175 Bloor St. E., Ste. 610, South Tower, Toronto, ON, M4W 3R8	Canada
Pamela J. Spackman, Director c/o Gazit America Inc. 109 Atlantic Avenue, Suite 303 Toronto, ON M6K 1X4	Consultant	c/o Gazit America Inc. 109 Atlantic Avenue, Suite 303 Toronto, ON M6K 1X4	Canada

CUSIP No. 294752100

Covered Persons with Respect to Silver Maple and Ficus

Name, Position with Silver Maple and Ficus & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Dori Segal,* President Director
Lenis Quan,*** Chief Financial Officer, Secretary, Treasurer, and Director
Gail Mifsud,*** Vice President and Director
Aharon Soffer,* Vice President and Director
*See information provided for Covered Persons with Respect to Gazit, above.

***See information provided for Covered Persons with Respect GAA, above.

Item 3.                 Source and Amount of Funds and Other Consideration.

Item 3 is amended and restated in its entirety as follows:

The net investment cost (including broker commissions) for the Shares acquired by each of Chaim Katzman, MGN, 1995, MGN-A, First Generation, Silver Maple and Ficus is set forth in the table below.  No other Reporting Person directly holds Shares.

CUSIP No. 294752100

Reporting Person	Shares Held of Record	(1)	Approximate Net Investment Cost	(2)
Chaim Katzman	1,069,222	(3)	$0	(4)
MGN	7,928,134		$118,712,298
MGN-A	18,774,743		$285,411,953
First Generation	10,812,312		$167,893,532	(5)
Silver Maple	8,893,213		$115,735,503
Ficus	5,386,857		$69,160,000

Total	52,864,481		$756,913,286	(6)

(1) Shareholdings have been rounded to nearest whole number of shares.

(2) Unless otherwise noted, all shares were purchased with the working capital of the purchaser.

(3) Includes 187,036 Shares held of record by Mr. Katzman’s wife directly or as custodian for their daughters.  Does not include options held by Mr. Katzman.  See Explanatory Note for Item 5.

(4) Mr. Katzman has acquired his Shares through various restricted stock grants, through bonus awards accepted in the form of Shares and through the exercise of options.

(5) First Generation holds shares that were initially acquired by MGN and 1995.  First Generation acquired these shares for no consideration in order to reposition shares among wholly owned subsidiaries of Gazit to facilitate the pledge of shares as security for a loan from a financial institution to certain members of the Gazit Group.  The Approximate Net Investment Cost for First Generation represents the original amounts paid by MGN and 1995.

(6) Excludes the Shares held directly and indirectly by Mr. Katzman not otherwise owned by another Reporting Person.

Other than in connection with the 10b5-1 Purchases, all Shares held by Chaim Katzman, MGN, 1995, First Generation, MGN-A, Silver Maple and Ficus were acquired more than 60 days prior to the filing of this Schedule 13D.

Item 5.                 Interests in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety.

The aggregate percentage of Shares reported beneficially owned by each Reporting Person as of the date of filing of this Schedule 13D is based upon 114,654,390 Shares issued and outstanding, as reported by the Issuer in the quarterly report for the quarter ended June 30, 2011 filed with the Securities and Exchange Commission on August 9, 2011.

Chaim Katzman

(a)           Aggregate Number of Shares beneficially owned: 52,864,481.967 (46.1% of the Shares).

(b)           Number of Shares as to which such person has:

(i)           Sole power to vote or to direct the vote:  882,186.25

(ii)           Shared power to vote or to direct the vote: 51,982,295.717

(iii)           Sole power to dispose or to direct the disposition of:  882,186

(iv)           Shared power to dispose or to direct the disposition of: 51,982,296

CUSIP No. 294752100

Mr. Katzman may be deemed to control Gazit.  Of the Shares beneficially owned by Mr. Katzman as of the date of this filing:

•
Mr. Katzman has sole voting and dispositive power of 882,186 Shares held directly by him and indirectly through family trusts, which he controls (not including (i)187,036 Shares held of record by Mr. Katzman’s wife directly or as custodian for their daughters and (ii) Shares issuable on exercise of 437,317 options which are currently vested and exercisable; and

•
Mr. Katzman shares voting and dispositive authority over 7,928,134 Shares with Gazit and  MGN, as such Shares are directly held by MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•
Mr. Katzman shares voting and dispositive authority over 10,812,312 Shares with Gazit, MGN, 1995 and First Generation, as such Shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•
Mr. Katzman shares voting and dispositive authority over 18,774,743 Shares with Gazit, MGN and MGN-A, as such Shares are directly held by MGN-A, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•
Mr. Katzman shares voting and dispositive authority over 8,893,213 Shares with Gazit, GAA and Silver Maple, as such Shares are directly held by Silver Maple, which is a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•
Mr. Katzman shares voting and dispositive authority over 5,386,857 Shares with Gazit, GAA and Ficus, as such Shares are directly held by Ficus, which is a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)           Mr. Katzman has not effected any transactions in the Shares during the past 60 days.

(d)           Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Katzman.

CUSIP No. 294752100

(e)           Not applicable.

Gazit

(a)           Aggregate Number of Shares beneficially owned: 51,795,260 (45.2% of the Shares).

(b)           Number of Shares as to which such person has:

(i)           Sole power to vote or to direct the vote:  0

(ii)           Shared power to vote or to direct the vote:  51,795,260

(iii)           Sole power to dispose or to direct the disposition of:  0

(iv)            Shared power to dispose or to direct the disposition of:  51,795,260

Of the Shares beneficially owned by Gazit as of the date of this filing:

•
Gazit shares voting and dispositive authority over 7,928,134 Shares with Mr. Katzman and MGN, as such Shares are held directly by MGN, a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•
Gazit shares voting and dispositive authority over 10,812,312 Shares with Mr. Katzman, MGN, 1995 and First Generation, as such Shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•
Gazit shares voting and dispositive authority over 18,774,743 Shares with Mr. Katzman, MGN and MGN-A, as such Shares are held directly by MGN-A, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•
Gazit shares voting and dispositive authority over 8,893,213 Shares with Mr. Katzman GAA and Silver Maple as such Shares are held directly by Silver Maple, which is a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•
Gazit shares voting and dispositive authority over 5,386,857 Shares with Mr. Katzman GAA and Ficus as such Shares are held directly by Ficus, which is a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)           Gazit has not effected any transactions in the Shares during the past 60 days.

CUSIP No. 294752100

(d)           Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Gazit.

(e)           Not applicable.

MGN

(a)           Aggregate Number of Shares beneficially owned: 37,515,190 (32.7% of the Shares).

(b)           Number of Shares as to which such person has:

(i)           Sole power to vote or to direct the vote:  0

(ii)           Shared power to vote or to direct the vote:  37,515,190

(iii)           Sole power to dispose or to direct the disposition of:  0

(iv)           Shared power to dispose or to direct the disposition of:  37,515,190

Of the Shares beneficially owned by MGN as of the date of this filing:

•
MGN shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman and Gazit, as such Shares are held directly by MGN, MGN-A and 1995, wholly-owned subsidiaries of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•
MGN shares voting and dispositive authority over 7,928,134 Shares with Mr. Katzman and Gazit, as such shares are held directly by MGN, a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•	MGN shares voting and dispositive authority over 18,774,743 Shares it beneficially owns with MGN-A, as such Shares are held directly by MGN-A, a wholly-owned subsidiary of MGN; and

•
MGN shares voting and dispositive authority over 10,812,312 Shares it beneficially owns with 1995 and First Generation, as such Shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, a wholly-owned subsidiary of MGN.

(c)           Other than transferring 3,165,512 Shares to First Generation, a wholly owned subsidiary of 1995, which is a wholly owned subsidiary of MGN, for no consideration on May 31, 2011 in order to reposition shares among wholly owned subsidiaries of Gazit to facilitate the pledge of shares as security for a loan from a financial institution to certain members of the Gazit Group, MGN has not effected any transactions in the Shares during the past 60 days.

CUSIP No. 294752100

(d)           Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by MGN.

(e)           Not applicable.

1995

(a)           Aggregate Number of Shares beneficially owned: 10,812,312 (9.4% of the Shares).

(b)           Number of Shares as to which such person has:

(i)           Sole power to vote or to direct the vote:  0

(ii)           Shared power to vote or to direct the vote:  10,812,312

(iii)           Sole power to dispose or to direct the disposition of:  0

(iv)           Shared power to dispose or to direct the disposition of:  10,812,312

Of the Shares beneficially owned by 1995 as of the date of this filing:

•
1995 shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Gazit, MGN and First Generation as such Shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control

(c)           Other than transferring 7,646,801 Shares to First Generation, a wholly owned subsidiary of 1995,  for no consideration on May 31, 2011 in order to reposition shares among wholly owned subsidiaries of Gazit to facilitate the pledge of shares as security for a loan from a financial institution to certain members of the Gazit Group, 1995 has not effected any transactions in the Shares during the past 60 days.

(d)           Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by 1995.

(e)           Not applicable.

First Generation

(a)           Aggregate Number of Shares beneficially owned: 10,812,312 (9.4% of the Shares).

CUSIP No. 294752100

(b)           Number of Shares as to which such person has:

(i)           Sole power to vote or to direct the vote:  0

(ii)           Shared power to vote or to direct the vote:  10,812,312

(iii)           Sole power to dispose or to direct the disposition of:  0

(iv)           Shared power to dispose or to direct the disposition of:  10,812,312

Of the Shares beneficially owned by First Generation as of the date of this filing:

•
First Generation shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Gazit, MGN and 1995 as such Shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)           Other than accepting transfers of 7,646,801 Shares from 1995, its sole owner, for no consideration on May 31, 2011 and 3,165,511 Shares from MGN, which is the sole owner of 1995, First Generation’s sole owner, for no consideration on May 31, 2011 in order to reposition shares among wholly owned subsidiaries of Gazit to facilitate the pledge of shares as security for a loan from a financial institution to certain members of the Gazit Group, First Generation has not effected any transactions in the Shares during the past 60 days.

(d)           Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by First Generation.

(e)           Not applicable.

MGN-A

(a)           Aggregate Number of Shares beneficially owned: 18,774,743 (16.4% of the Shares).

(b)           Number of Shares as to which such person has:

(i)           Sole power to vote or to direct the vote:  0

(ii)           Shared power to vote or to direct the vote:  18,774,743

(iii)           Sole power to dispose or to direct the disposition of:  0

(iv)           Shared power to dispose or to direct the disposition of:  18,774,743

CUSIP No. 294752100

Of the Shares beneficially owned by MGN-A as of the date of this filing:

•
MGN-A shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Gazit and MGN, as such Shares are held directly by MGN-A, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)           Other than the 10b5-1 Purchases, MGN-A has not effected any transactions in the Shares during the past 60 days.  More detailed information regarding these purchases can be found on the Form 4’s filed by Issuer and Chaim Katzman on June 20, 2011, August 3, 2011, August 8, 2011, August 10, 2011, August 11, 2011, August 12, 2011, August 15, 2011, August 17, 2011, August 22, 2011, and August 24, 2011 which are incorporated by reference as Exhibit 4.

(d)           Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by MGN-A.

(e)           Not applicable.

GMI

(a)           Aggregate Number of Shares beneficially owned: 14,280,070 (12.5% of the Shares).

(b)           Number of Shares as to which such person has:

(i)           Sole power to vote or to direct the vote:  0

(ii)           Shared power to vote or to direct the vote:  14,280,070

(iii)           Sole power to dispose or to direct the disposition of:  0

(iv)           Shared power to dispose or to direct the disposition of:  14,280,070

Of the Shares beneficially owned by GMI as of the date of this filing:

•
GMI shares voting and dispositive authority over 8,893,213 Shares it beneficially owns with Mr. Katzman, Gazit and Silver Maple, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit.  Mr. Katzman may be deemed to control Gazit; and

•
GMI shares voting and dispositive authority over 5,386,857 Shares it beneficially owns with Mr. Katzman, Gazit, and Ficus, as such Shares are held directly by Ficus, a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit. Mr. Katzman may be deemed to control Gazit.

(c)           Other than the 10b5-1 Purchases, MGN-A has not effected any transactions in the Shares during the past 60 days.  More detailed information regarding these purchases can be found in chart below:

Date	Shares Purchased	Price Range
6/16/2011	228,900	$17.66 - $17.98
6/17/2011	21,100	$18.03 - $18.04
6/18/2011	39,232	$18.02 - $18.04
8/4/2011	107,600	$17.71 - $17.79
8/5/2011	107,568	$16.91 - $17.19
8/8/2011	104,530	$15.48 - $16.41
8/8/2011	7,170	$16.42 - $16.64
8/9/2011	97,456	$15.27 - $16.19
8/9/2011	14,244	$16.20 - $16.35
8/10/2011	111,700	$16.29 - $17.25
8/11/2011	34,859	$16.26 - $16.98
8/11/2011	76,841	$16.99 - $17.35
8/12/2011	108,981	$17.38 - $17.75
8/15/2011	1,000	$17.57 - $17.58
8/18/2011	147,900	$17.33 - $17.50
8/19/2011	147,900	$17.00 - $17.50
8/22/2011	161,643	$17.03 - $17.25
8/23/2011	65,658	$16.96 - $17.10

CUSIP No. 294752100

(d)           Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by GMI.

(e)           Not applicable.

GAA

(a)           Aggregate Number of Shares beneficially owned: 14,280,070 (12.5% of the Shares).

(b)           Number of Shares as to which such person has:

(i)           Sole power to vote or to direct the vote:  0

(ii)           Shared power to vote or to direct the vote:  14,280,070

(iii)           Sole power to dispose or to direct the disposition of:  0

(iv)           Shared power to dispose or to direct the disposition of:  14,280,070

Of the Shares beneficially owned by GAA as of the date of this filing:

•
GAA shares voting and dispositive authority over 8,893,213 Shares it beneficially owns with Chaim Katzman, Gazit, and Silver Maple, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Chaim Katzman; and

•
GAA shares voting and dispositive authority over 5,386,857 Shares it beneficially owns with Chaim Katzman, Gazit, and Ficus, as such Shares are held directly by Ficus, a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Chaim Katzman.

(c)           GAA has not effected any transactions in the Shares during the past 60 days.

(d)           Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by GAA.

(e)           Not applicable.

Silver Maple

(a)           Aggregate Number of Shares beneficially owned: 8,893,213 (7.8% of the Shares).

CUSIP No. 294752100

(b)           Number of Shares as to which such person has:

(i)           Sole power to vote or to direct the vote:  0

(ii)           Shared power to vote or to direct the vote:  8,893,213

(iii)           Sole power to dispose or to direct the disposition of:  0

(iv)           Shared power to dispose or to direct the disposition of:  8,893,213

Of the Shares beneficially owned by Silver Maple as of the date of this filing:

•
Silver Maple shares voting and dispositive authority over 8,893,213 Shares it beneficially owns with Chaim Katzman, Gazit, and GAA, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Chaim Katzman.

(c)           Silver Maple has not effected any transactions in the Shares during the past 60 days.

(d)           Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Silver Maple.

(e)           Not applicable.

Ficus

(a)           Aggregate Number of Shares beneficially owned: 5,386,857 (4.7% of the Shares).

(b)           Number of Shares as to which such person has:

(i)           Sole power to vote or to direct the vote:  0

(ii)           Shared power to vote or to direct the vote:  5,386,857

(iii)           Sole power to dispose or to direct the disposition of:  0

(iv)           Shared power to dispose or to direct the disposition of:  5,386,857

Of the Shares beneficially owned by Ficus as of the date of this filing:

•
Ficus shares voting and dispositive authority over 5,386,857 Shares it beneficially owns with Chaim Katzman, Gazit, and GAA, as such Shares are held directly by Ficus, a wholly-owned subsidiary of GAA, which is controlled by GMI, a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Chaim Katzman.

CUSIP No. 294752100

(c)           Ficus has not effected any transactions in the Shares during the past 60 days.

(d)           Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Ficus.

(e)           Not applicable.

Item 6.                 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Item 6 is amended to reflect that the 2011 Stockholders Agreement, which is among Alony Hetz Properties & Investments, Ltd., A.H. Investments US LP, and A.H. Holding US Inc. (collectively, the “Alony Group”), on the one hand, and Gazit, 1995, MGN and MGN-A (collectively, the “Gazit-Globe Group”), on the other, which was filed with Amendment 15 to the Schedule 13D on January 18, 2011, has been terminated as of May 24, 2011 and is no longer in effect.

In addition, There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the members of the Gazit Group or between any member of the Gazit Group and another person, with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except for arrangements with the financial institutions that have made loans to members of the Gazit Group pursuant to which shares of the Issuer have been pledged as security for such loans as described in Items 5(c) and (d) above, subject to standard default and similar provisions contained in such loans and related security agreements.

Item 7.                 Materials to be Filed as Exhibits.

Item 7 of the Initial 13D is amended to include the following:

Exhibit No.	Description
7.	Consent and Joint Filing Statement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHAIM KATZMAN
Date: August 26, 2011	By:	/s/ Chaim Katzman

GAZIT-GLOBE, LTD.
Date: August 26, 2011	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: Chairman

Date: August 26, 2011	By:	/s/ Varda Zuntz
Name: Varda Zuntz
Title: Corporate Secretary

M G N (USA) INC.
Date: August 26, 2011	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

Date: August 26, 2011	By:	/s/ Sean Kanov
Name: Sean Kanov
Title: Controller

Signature page to EQY Schedule 13D/A

GAZIT (1995), INC.
Date: August 26, 2011	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

Date: August 26, 2011	By:	/s/ Sean Kanov
Name: Sean Kanov
Title: Controller

GAZIT FIRST GENERATION LLC
Date: August 26, 2011	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

Date: August 26, 2011	By:	/s/ Sean Kanov
Name: Sean Kanov
Title: Controller

MGN AMERICA, LLC
Date: August 26, 2011	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

Date: August 26, 2011	By:	/s/ Sean Kanov
Name: Sean Kanov
Title: Controller

Signature page to EQY Schedule 13D/A

GAZIT MAPLE, INC.
Date: August 26, 2011	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: Authorized Signatory

Date: August 26, 2011	By:	/s/ Alexandra Correia
Name: Alexandra Correia
Title: Authorized Signatory

GAZIT AMERICA, INC.
Date: August 26, 2011	By:	/s/ Gail Mifsud
Name: Gail Mifsud
Title: Chief Executive Officer
Date: August 26, 2011	By:	/s/ Lenis Quan
Name: Lenis Quan
Title: Chief Financial Officer

SILVER MAPLE (2001), INC.
Date: August 26, 2011	By:	/s/ Gail Mifsud
Name: Gail Mifsud
Title: Vice President

Date: August 26, 2011	By:	/s/ Lenis Quan
Name: Lenis Quan
Title: Secretary & Treasurer

Signature page to EQY Schedule 13D/A

FICUS, INC.
Date: August 26, 2011	By:	/s/ Gail Mifsud
Name: Gail Mifsud
Title: Vice President

Date: August 26, 2011	By:	/s/ Lenis Quan
Name: Lenis Quan
Title: Secretary & Treasurer

Signature page to EQY Schedule 13D/A

________________________________________

Exhibit 7

CONSENT AND AGREEMENT TO JOINT FILING

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, each of the undersigned persons does hereby consent to and agree to jointly file with the Securities and Exchange Commission a Schedule 13D on behalf of each of them with respect to their beneficial ownership of common stock, par value $0.01 per share, of Equity Once, Inc., and any future amendments thereto as may be required from time to time.

[Signature pages follow]

CHAIM KATZMAN
Date: August 26, 2011	By:	/s/ Chaim Katzman

GAZIT-GLOBE, LTD.
Date: August 26, 2011	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: Chairman

Date: August 26, 2011	By:	/s/ Varda Zuntz
Name: Varda Zuntz
Title: Corporate Secretary

M G N (USA) INC.
Date: August 26, 2011	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

Date: August 26, 2011	By:	/s/ Sean Kanov
Name: Sean Kanov
Title: Controller

Signature page to Consent and Agreement to Joint Filing

GAZIT (1995), INC.
Date: August 26, 2011	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

Date: August 26, 2011	By:	/s/ Sean Kanov
Name: Sean Kanov
Title: Controller

GAZIT FIRST GENERATION LLC
Date: August 26, 2011	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

Date: August 26, 2011	By:	/s/ Sean Kanov
Name: Sean Kanov
Title: Controller

MGN AMERICA, LLC
Date: August 26, 2011	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

Date: August 26, 2011	By:	/s/ Sean Kanov
Name: Sean Kanov
Title: Controller

Signature page to Consent and Agreement to Joint Filing

GAZIT MAPLE, INC.
Date: August 26, 2011	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: Authorized Signatory

Date: August 26, 2011	By:	/s/ Alexandra Correia
Name: Alexandra Correia
Title: Authorized Signatory

GAZIT AMERICA, INC.
Date: August 26, 2011	By:	/s/ Gail Mifsud
Name: Gail Mifsud
Title: Chief Executive Officer
Date: August 26, 2011	By:	/s/ Lenis Quan
Name: Lenis Quan
Title: Chief Financial Officer

SILVER MAPLE (2001), INC.
Date: August 26, 2011	By:	/s/ Gail Mifsud
Name: Gail Mifsud
Title: Vice President

Date: August 26, 2011	By:	/s/ Lenis Quan
Name: Lenis Quan
Title: Secretary & Treasurer

Signature page to Consent and Agreement to Joint Filing

FICUS, INC.
Date: August 26, 2011	By:	/s/ Gail Mifsud
Name: Gail Mifsud
Title: Vice President

Date: August 26, 2011	By:	/s/ Lenis Quan
Name: Lenis Quan
Title: Secretary & Treasurer

Signature page to Consent and Agreement to Joint Filing